U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

|_|Form 10-KSB   |_|  Form 20-F  |_|  Form 11-K  |X|Form 10-Q   |_|  Form N-SAR

For Period Ended:  September 30, 2005

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:

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         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

         Full Name of Registrant:                 Lifestream Technologies, Inc.

         Former Name if Applicable:               N/A

         Address of Principal
         Executive Office
         (Street and Number)                      570 S. Clearwater Loop,
                                                  Bldg. 1000, Suite D

         City, State and Zip Code                 Post Falls, ID 83854

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

As previously reported on Form 8-K, effective October 11, 2005, the Company engaged LeMaster & Daniels PLLC ("LeMaster & Daniels") to serve as the Company's independent registered public accountants. Since this is the first quarter in which LeMaster & Daniels is reviewing the Company's financial statements, it is taking longer to complete the filing of the Form 10-QSB than anticipated. As a result, completion of LeMaster & Daniel's review procedures in accordance with Statement on Auditing Standards (SAS) No. 100, "Interim Financial Review" has been delayed. The Company expects to file its first quarter 2006 Form 10-QSB on or before November 21, 2005.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Matt Colbert                  (208)                457-9409
             -------------                 -----                --------
                (Name)                  (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment).

It is anticipated that gross profit for the three months ended September 30, 2005 will be approximately $85,000, compared to $232,000 in the corresponding three months ended September 30, 2004. The decrease in gross profit is attributed to reduced sales from a significant customer. It is anticipated that net loss for the three months ended September 30, 2005 will be approximately $1,281,000, compared to $2,487,000 in the corresponding three months ended September 30, 2004. The decrease in net loss is attributed to a decrease in the amortization of debt discount and deferred financing costs for the quarter ended September 30, 2005.

                          Lifestream Technologies, Inc.
                          -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005                       By: /s/  Matt Colbert
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                                                  Matt Colbert, V.P. of Finance